HOLLY STREET SECURITIES, INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART HI

SEC FILE NO. 8-37792

YEAR ENDED DECEMBER 31, 2021

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

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SEC FILE NUMBER
8-37792

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Holly Street Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17014 New College Avenue, Suite 200-C
(No. and Street)

Wildwood	MO	63040
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Randy Stouber	908-231-1000	rstouber@cfopartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company
(Name – if individual, state last, first, and middle name)

100 E. Sybella Avenue, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Alan Clayton Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Holly Street Securities,Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KEVIN CARSON
Notary Public, Notary Seal
State of Missouri
St. Louis County
Commission # 13557415
My Commission Expires 12-14-2025

Signature: ____________________

Title:
CEO

____
Notary Public

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☑ (b) Notes to consolidated statement of financial condition.
☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☑ (d) Statement of cash flows.
☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☑ (g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Holly Street Securities, Inc.
Index to the Financial Statements
December 31, 2021

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Holly Street Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Holly Street Securities, Inc. as of December 31, 2021, the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Holly Street Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Holly Street Securities, Inc.'s management. Our responsibility is to express an opinion on Holly Street Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Holly Street Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Holly Street Securities, Inc.'s financial statements. The supplemental information is the responsibility of Holly Street Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA

We have served as Holly Street Securities, Inc.'s auditor since 2015.

Maitland, Florida

March 25, 2022

Holly Street Securities, Inc.
Statement of Financial Condition
For the Year Ended December 31, 2021

ASSETS	
Cash	$ 43,484
Other assets	3,459
Total Assets	$ 46,943
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 9,086
Total Liabilities	9,086
Stockholders' Equity:	
Common stock, $0.01 par; 100,000 shares authorized, issued and outstanding	1,000
Additional paid in capital	104,000
Retained deficit	(67,143)
Total Stockholders' Equity	37,857
Total Liabilities and Stockholders' Equity	$ 46,943

The accompanying notes are an integral part of these financial statements.

Holly Street Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2021

Revenues	
Commission income - Mutual Funds and Trails	$ 5,009
Interest income	1
Total Revenues	5,010
EXPENSES:	
Rent expense	6,545
Telephone	2,003
Legal & professional fees	26,587
Regulatory expenses	4,755
Other expenses	3,642
Total Expenses	43,532
Net Loss	$ (38,522)

The accompanying notes are an integral part of these financial statements.

Holly Street Securities, Inc.
Statement of Changes in Stockholders' Equity
December 31, 2021

	Stockholders' Equity
Balance, January 1, 2021	$ 16,379
Capital contributions	60,000
Net loss	(38,522)
Balance, December 31, 2021	$ 37,857

The accompanying notes are an integral part of these financial statements.

Holly Street Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2021

Cash Flows from Operating Activities:	
Net loss	$ (38,522)
Change in operating assets and liabilities:	
Increase in assets	(209)
Accounts payable and accrued expenses	$ (2,285)
Net cash used in operating activities	(41,016)
Cash Flows from Financing Activities:	
Capital Contributions	60,000
Net cash provided by financing activities	60,000
Net increase in cash	18,984
Cash, beginning of the year	24,500
Cash, end of the year	$ 43,484
Supplemental disclosure:	
Cash paid for interest	$ 0
Cash paid for taxes	$ 0

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Holly Street Securities Inc (the "Company") was reincorporated under new ownership under the laws of the State of Missouri on September 13, 2017. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is owned by HSS Holding Company LLC. Alan C. Clayton Sr., original owner of HSS Holding Company LLC, passed away in May 2019. His wife, Norma B. Clayton, inherited full ownership of HSS Holding Company LLC. Alan C. Clayton Jr. is the President & CEO.

The Company earns fees from customer transactions in Mutual Funds, Variable Annuities and Distributions. The Company does not receive, hold or own customer funds or securities or carry customer accounts or trade securities.

2. Significant Accounting Policies

Basis of Presentation
The financial statements include only the accounts of the Company. The Company is engaged in a line of business as a securities broker-dealer, which is outlined in the membership agreement. This agreement shows the Company provides Mutual Funds and Variable Annuity products to clients.

Revenue Recognition
Significant Judgments. Revenue from contracts with customers includes variable annuity, mutual fund and distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions. Commissions from the sale of mutual funds and variable annuities and 12b-1 fees are recognized as revenue at the point in time the associated service is fulfilled and funds are received. Commissions are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution Fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent that it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a C-Corporation and files its tax returns annually. The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. If required, the Company will recognize a provision for income taxes in the financial statements. As of December 31, 2021, the Company has not recorded a provision for income taxes, nor does the Company believe that it has taken any positions that would require the recording of any additional tax liability. The Company does not believe that there are any unrealized tax benefits that would either increase or decrease within the next year. It is the Company's policy to recognize interest and penalties in the provision for taxes.

As of December 31, 2021, the Company has approximately $67,000 of net operating loss carryforwards for federal and state income tax purposes. The resulting net prior period losses are available for future years and expire through 2031. Utilization of these losses may be severely or completely limited. The resultant deferred tax asset from the income tax benefits of these carryforwards of approximately $17,000 at December 31, 2021 is fully offset by a valuation allowance due to the uncertainty that the tax benefit will be realized. There are no deferred tax liabilities at December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

The Company maintains cash balances at various financial institutions. The Company's accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 each. The Company's accounts at these institutions do not exceed the FDIC coverage limit.

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

3. Net Capital Requirements

Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l which requires the maintenance of minimum net capital and requires that the ratio of aggregate net indebtedness to net capital shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $34,398, which was $29,398 in excess of its required net capital of $5,000. At its percentage of Aggregate Indebtedness to Net Capital 0.26 to 1.

4. Leases

The Company leases space on a month-to-month basis at a monthly cost of $565. This lease expires on November 30, 2022. In February 2016 the FASB issued ASU 2016-02, Leases - (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its office lease and instead has elected to recognize the lease payments as lease cost on a straight-line basis over the lease term. The lease cost for the 12 months in 2021 is $6,545.

5. Commitments & Contingencies

The Company was the subject of an administrative matter in 2020 before the New York State Department of Labor in which an individual sought alleged unpaid wages. The legal opinion of the Company's attorneys noted that the Company is a Missouri company which is not subject to New York labor laws and that the subject individual was not an employee. An earlier lawsuit by the same individual was dismissed by the court in 2019. It is not possible to determine the amount, if any, of any potential liability.

6. Going Concern

As shown on the accompanying financial statements, the Company incurred a net loss from Operations of $38,522 during the year ended December 31, 2021. In prior years, the Company also occasionally incurred net losses from Operations. In each year, the parent company (HSS Holding Company LLC) has infused Capital into the Company to ensure there were no capital deficiencies or negative equity. Management for the Company has evaluated these conditions and has received a commitment from its sole owner to continue to provide cash contributions until such time as the Company is profitable. The Financial Statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

7. Subsequent Events

The Company is in the process of trying to recruit an Independent Contractor as a salesperson to grow the business and increase revenues. No viable candidates have been identified but we continue to search. These financial statements were approved by management and issued on March 25, 2022. Subsequent events have been evaluated through that date.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2021

Holly Street Securities, Inc.
Schedule I - Computation of Net Capital Under S.E.C. Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2021

Computation of net capital		
Stockholders' equity		$ 37,857
Total stockholders' equity		37,857
Less non-allowable assets		3,459
Net capital		34,398
Computation of net capital requirement		
Aggregate indebtedness	9,086	
Minimum net capital requirements (6 2/3% of net aggregate indebtedness)	606	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 29,398
Ratio of aggregate indebtedness to net capital	0.26 to 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2021.

See independent auditors' report.

Holly Street Securities, Inc.

Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3

As of December 31, 2021

A computation of reserve requirements is not applicable to Holly Street Securities Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(1).

Holly Street Securities, Inc.

Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

As of December 31, 2021

Information relating to possession or control requirements is not applicable to Holly Street Securities Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(1).

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Holly Street Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Holly Street Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Holly Street Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Holly Street Securities, Inc. stated that Holly Street Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Holly Street Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Holly Street Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, P.A.

Maitland, Florida

March 25, 2022

HOLLY STREET SECURITIES, LLC

17014 New College Avenue; Suite 200-C
Wildwood, MO 63040
Telephone: (636) 422-8622
Fax: (636) 273-9676

Holly Street Securities, Inc - Exemption Report

Holly Street Securities, Inc.is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Holly Street Securities states the following:

1. The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

2. The Company met the identified exemption provision without exception through the period ending December 31, 2021.

Holly Street Securities, Inc.

I, Alan Clayton, Jr, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: AlanClayton

Alan Clayton, Jr.

Date: 3-25-2022